Via Facsimile and U.S. Mail
Mail Stop 4720

March 25, 2010

Hongyue Hao
Chief Financial Officer
China Aoxing Pharmaceutical Company, Inc.
15 Exchange Place
Suite 500
Jersey City NJ

> **Re: China Aoxing Pharmaceutical Company, Inc.**
> **Form 10-K for the Year Ended June 30, 2009**
> **Form 8-K filed on August 12, 2009**
> **File Number: 001-32674**

Dear Mr. Hao:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief